FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Legrand Holding S.A.
(Translation of registrant’s name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:	Press release announcing Legrand Holding S.A. buys OnQ, pursuing its strategy of targeted acquisitions.

Limoges, February 24, 2005

Legrand buys On-Q,
pursuing its strategy of targeted acquisitions

•	Legrand acquires OnQ, the US leader in structured wiring for residential buildings

•	Legrand is consolidating its positions on the high-growth market for automation in residential buildings

Legrand has signed an agreement for the acquisition of all the business of OnQ, the US leader in structured wiring for residential applications. Based in Harrisburg, Pennsylvania, OnQ generated net sales of approximately $22 million with a workforce of close to 100 in 2004.

OnQ's catalog of nearly 1,000 items enables it to offer complete solutions for voice, data and image network for residential buildings, including VDI entertainment, integrated lighting and sound management systems. We believe this acquisition will perfectly complement the Pass & Seymour/Legrand range of fittings.

–	The acquisition rounds out Legrand's geographical presence in residential automation following the launches of My Home in Italy – where nearly 6,000 installations are already equipped with at least three residential automation functions developed by the Group – and In One By Legrand in France. Both offerings are being extended gradually to other parts of Europe, Latin America and Asia.

–	Legrand will also be reinforcing its technological lead with OnQ solutions fueling Group innovation and providing for additional comfort and security, as well as easier access to new technology in residential buildings. Examples include programmable lighting, wireless internet connections through a simple outlet, and remote control of electrical installations.

Legrand Vice Chairman and CEO Gilles Schnepp comments: “An increased presence in residential automation will enable us to make the most of double-digit growth in this market, helping us to continue to increase our market share. Following the announced acquisitions of Van Geel and Zucchini, the OnQ transaction confirms Legrand's active commitment to a strategy of targeted acquisitions.”

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Forward looking statements:
This announcement contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors are urged to read the registration statement of Legrand Holding filed with the US Securities and Exchange Commission on Form F-4 on August 8, 2003, as amended and other relevant documents filed by Legrand Holding with the US Securities and Exchange Commission because they contain important information. Investors are able to view these documents, as well as other documents filed by Legrand Holding with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission’s website, www.sec.gov. Legrand Holding disclaims any obligation to publicly update or revise any forward-looking information.

ABOUT LEGRAND

Legrand is the world specialist in products and systems for electrical installations and information networks, offering solutions for use in residential, commercial and industrial buildings. Operating in over 60 countries with sales of €2.9 billion, it employs 26,000 people and its catalogues list over 130,000 products. Innovation drives growth — with nearly 5% of sales invested in R&D every year, Legrand brings out a steady stream of new, high added-value products.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A. Date: February 24, 2005

By:
Name: Patrice Soudan
Title: Chief Financial Officer